

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 13, 2022

Robert Chmiel
Chief Executive Officer
GPB Holdings II, LP
535 W. 24th Street, 6th Floor
New York, NY 10011

>   **Re: GPB Holdings II, LP**
>   **Amendment No. 1 to Registration Statement on Form 10-12G**
>   **Filed June 30, 2022**
>   **File No. 000-56442**

Dear Mr. Chmiel:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form 10-12G Filed June 30, 2022

Appointment of Monitor and Application for Receivership, page 8

1. We note your amended disclosure in response to comment 3. Please revise this section to disclose the alleged misconduct of GPB Capital's former CEO, David Gentile, so that investors can fully appreciate the Monitor's role in your business.

Technology-Enabled Services
Business Plan, page 14

2. We note your amended disclosure in response to comment 1. Please revise to generally describe the investment team and state what you mean by "favorable risk-adjusted returns." Additionally, please revise to balance any discussion regarding favorable returns with a discussion of your recent net income or losses and any material events which have caused your recent results to deviate from historical trends.

Item 1A. Risk Factors, page 21

3. We note your amended disclosure in response to comment 5. Please revise to:

- disclose whether you or any of your portfolio companies have been subject to a cyberattack, and if so, quantify the damages, if any;

- describe the "reasonable commercial security technology" that your portfolio companies invest in and use to protect their data and business processes against risks; and

- disclose the specific items and/or raw materials that Erus uses that are subject to supply chain issues.

"Dispositions or liabilities retained in connection with dispositions ... ", page 36

4. We note your amended disclosure in response to comment 6. Please revise to explain the process involved with the Monitor's approval of a disposition and highlight any related risks.

Item 2. Financial Information
Management's Discussion and Analysis of the Results of Operations and Financial Condition, page 42

5. We note your amended disclosure in response to comment 13. Please revise to provide:

- a clear definition of each metric and how it is calculated;

- a statement indicating the reasons why the metric provides useful information to investors; and

- a statement indicating how management uses the metric in managing or monitoring the performance of the business.

Please also consider whether there are estimates or assumptions underlying each metric or the calculation of each metric, and whether disclosure of such items is necessary for the metric not to be materially misleading. Please include this information for each period presented in your registration statement. Refer to Item 303(a) of Regulation S-K and Release No. 33-10751.

Liquidity and Capital Resources, page 58

6. Please revise to include a discussion of your cash flows from operating, investing and financing activities for the three months ended March 31, 2022 as compared to those for the three months ended March 31, 2021.

Highline Management Services Agreement, page 68

7.   We note your amended disclosure in response to comment 18. Please revise to specifically explain the variation in the operation service provider fee between 2021 and 2020.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    You may contact Blaise Rhodes at (202) 551-3774 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127 or Donald Field at (202) 551-3680 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Michael J. Schwartz